The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to completion dated September 26, 2016.

Preliminary Pricing Supplement No. IR-69 To the Product Supplement No. IR-I dated May 4, 2015 Prospectus Supplement dated May 4, 2015 and Prospectus dated May 4, 2015	Filed Pursuant to Rule 424(b)(2) Registration Statement Nos. 333-202913 and 333-180300-03 September 26, 2016
$ Callable Securities due October 20, 2036

General

•	Subject to Early Redemption, at maturity, you will be entitled to receive a cash payment of $1,000 for each $1,000 principal amount of securities that you hold, plus interest payable on the Maturity Date. Any payment on the securities is subject to our ability to pay our obligations as they become due.

•	For each Interest Period, we will pay interest at a fixed rate, which is expected to be 3.75% per annum (to be determined on the Trade Date).

•	We may redeem the securities, in whole but not in part, on the Early Redemption Date. No interest will accrue or be payable following an Early Redemption.

•	Senior unsecured obligations of Credit Suisse maturing October 20, 2036.

•	Minimum purchase of $1,000. Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

•	The securities are expected to price on or about October 17, 2016 (the “Trade Date”) and are expected to settle on or about October 20, 2016 (the “Settlement Date”). Delivery of the securities in book-entry form only will be made through The Depository Trust Company.

•	We intend to apply to the New York Stock Exchange (the “NYSE”) for the securities to be listed and admitted to trading on the NYSE after the Settlement Date. No assurance can be given as to the approval of the securities for the listing or, if listed, the continued listing for the term of the securities, or the liquidity or trading market for the securities.

Investing in the securities involves a number of risks. See “Selected Risk Considerations” in this pricing supplement and “Risk Factors” beginning on page PS-3 of the accompanying product supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Underwriting Discounts and Commissions(2)	Proceeds to Issuer
Per security	At Variable Prices	$	$
Total	$	$	$

(1) The securities will be offered from time to time in one or more negotiated transactions at varying prices to be determined at the time of each sale, which may be at prevailing market prices, at prices related to such prevailing prices or at negotiated prices; provided, however, that such price is not expected to be less than $950.00 nor more than $1,000 per $1,000 principal amount of securities. See “Selected Risk Considerations—The Price You Pay For The Securities May Be Higher Than The Prices Paid By Other Investors.”

(2) Barclays Capital Inc., which we refer to as Barclays, will act as placement agent for the securities. The placement agent will receive a fee from Credit Suisse or one of our affiliates of up to $50.00 per $1,000 principal amount of securities. Barclays may use this fee to pay variable selling concessions or fees to other dealers. For more detailed information, please see “Supplemental Plan of Distribution” in this pricing supplement.

The securities are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

Barclays

Placement Agent

October , 2016

Key Terms

Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its Nassau Branch
Redemption Amount:	Subject to Early Redemption, at maturity, you will be entitled to receive a cash payment of $1,000 for each $1,000 principal amount of securities that you hold, plus interest payable on the Maturity Date. Any payment on the securities is subject to our ability to pay our obligations as they become due.
Early Redemption:	Prior to the Maturity Date, we may redeem the securities in whole, but not in part, on the Early Redemption Date upon at least five Business Days’ notice to the trustee at 100% of the principal amount of the securities (the “Early Redemption Amount”), together with the interest payable on the Early Redemption Date. No interest will accrue or be payable following an Early Redemption.
Early Redemption Date:	October 20, 2026, subject to adjustment in accordance with the Modified Following Business Day Convention. The amount of any interest will not be adjusted in respect of any postponement of the Early Redemption Date and no interest will be payable hereon because of any such postponement of the Early Redemption Date. No interest will accrue or be payable following an Early Redemption. Interest payable on the Early Redemption Date will be payable to the person to whom the Early Redemption Amount is payable.
Interest Rate:	Expected to be 3.75% per annum (to be determined on the Trade Date).
Interest:	Subject to Early Redemption, on each Interest Payment Date, for each $1,000 principal amount of securities, you will receive an interest payment in respect of the immediately preceding Interest Period, calculated as follows using the Interest Rate in respect of such Interest Period:
Interest Rate × $1,000 × Day Count Fraction
Interest Periods:	The period from and including the Settlement Date to but excluding the first scheduled Interest Payment Date, and each successive period from and including a scheduled Interest Payment Date to but excluding the next succeeding scheduled Interest Payment Date.
Interest Payment Dates:	Interest payments will be made on the 20th day of each April and October, beginning on April 20, 2017, through and including the earlier of the Early Redemption Date and the Maturity Date, as applicable, subject to adjustment in accordance with the Modified Following Business Day Convention. The amount of any interest will not be adjusted in respect of any postponement of an Interest Payment Date and no interest will be payable hereon because of any such postponement of an Interest Payment Date. No interest will accrue or be payable following an Early Redemption. Interest will be payable to the holders of record at the close of business on the Business Day immediately preceding the applicable Interest Payment Date, provided that the interest payable on the Early Redemption Date or Maturity Date, as applicable, will be payable to the person to whom the Early Redemption Amount or the Redemption Amount, as applicable, is payable.
Day Count Fraction:	For each Interest Period, 30/360, unadjusted.
Events of Default and Acceleration:	In case an event of default (as defined in the accompanying prospectus) with respect to any securities shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the securities (in accordance with the acceleration provisions set forth in the accompanying prospectus) shall be an amount in cash equal to the stated principal amount plus accrued and unpaid interest.
Business Day:	Any day, other than a Saturday, Sunday or a day on which banking institutions in the City of New York or in London, England are generally authorized or obligated by law or executive order to close.
Maturity Date:	October 20, 2036, subject to adjustment in accordance with the Modified Following Business Day Convention. No additional interest or any other payment will be payable because of any postponement of the Maturity Date.
CUSIP:	22548QJJ5

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Additional Terms Specific to the Securities

You should read this pricing supplement together with the product supplement dated May 4, 2015, the prospectus supplement dated May 4, 2015 and the prospectus dated May 4, 2015, relating to our Medium-Term Notes of which these securities are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement No. IR-I dated May 4, 2015:

http://www.sec.gov/Archives/edgar/data/1053092/000095010315003532/dp55849_424b2-ir1.htm

•	Prospectus supplement and Prospectus dated May 4, 2015:

http://www.sec.gov/Archives/edgar/data/1053092/000104746915004333/a2224570z424b2.htm

In the event the terms of the securities described in this pricing supplement differ from, or are inconsistent with, the terms described in the product supplement, prospectus supplement or prospectus, the terms described in this pricing supplement will control.

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this pricing supplement, “we,” “us,” or “our” refers to Credit Suisse.

This pricing supplement, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, fact sheets, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. We may, without the consent of the registered holder of the securities and the owner of any beneficial interest in the securities, amend the securities to conform to its terms as set forth in this pricing supplement and the documents listed above, and the trustee is authorized to enter into any such amendment without any such consent. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the product supplement and “Selected Risk Considerations” in this pricing supplement, “Foreign Currency Risks” in the accompanying prospectus, and any risk factors we describe in the combined Annual Report on Form 20-F of Credit Suisse Group AG and us incorporated by reference therein, and any additional risk factors we describe in future filings we make with the SEC under the Securities Exchange Act of 1934, as amended, as the securities involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisors before deciding to invest in the securities.

Selected Risk Considerations

An investment in the securities involves significant risks. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

•	THE SECURITIES ARE SUBJECT TO A POTENTIAL EARLY REDEMPTION, WHICH WOULD LIMIT YOUR ABILITY TO ACCRUE INTEREST OVER THE FULL TERM OF THE SECURITIES — The securities are subject to a potential early redemption on the Early Redemption Date upon at least five Business Days’ notice to the trustee. Market events could affect our decision to redeem the securities. For example, it is more likely that Credit Suisse will redeem the securities prior to the Maturity Date at a time when Credit Suisse believes it could issue a comparable debt security with a lower Interest Rate.

If the securities are redeemed prior to the Maturity Date, you will be entitled to receive a cash payment equal to the principal amount of your securities and any interest payable on that Interest Payment Date, and no further payments will be made in respect of the securities. In this case, you will lose the opportunity to continue to be paid interest from the date of Early Redemption to the scheduled Maturity Date. If the securities are redeemed prior to the Maturity Date, you may be unable to invest in other securities with a similar level of risk that provide you with the opportunity to be paid the same interest payments as the securities.

•	THE SECURITIES ARE SUBJECT TO THE CREDIT RISK OF CREDIT SUISSE — Investors are dependent on our ability to pay all amounts due on the securities and, therefore, if we were to default on our obligations, you may not receive any amounts owed to you under the securities. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the value of the securities prior to maturity.

•	CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY — While the Redemption Amount described in this pricing supplement will be based on the full principal amount of your securities, the Price to Public of the securities includes the placement agent’s commission and the cost of hedging our obligations under the securities through one or more of our affiliates. As a result, and as a general matter, if you attempt to sell the securities, the price, if any, at which Credit Suisse (or its affiliates) will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the Price to Public, and any sale prior to the Maturity Date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

•	The Price You Pay For The Securities May Be Higher Than The Prices Paid By Other Investors — The placement agent proposes to offer the securities from time to time for sale to investors in one or more negotiated transactions, or otherwise, at market prices prevailing at the time of sale, at prices related to then-prevailing prices, at negotiated prices, or otherwise. Accordingly, there is a risk that the price you pay for the securities will be higher than the prices paid by other investors based on the date and time you make your purchase, from whom you purchase the securities (e.g., directly from the agent or through a broker or dealer), any related transaction cost (e.g., any brokerage commission), whether you hold your securities in a brokerage account, a fiduciary or fee-based account or another type of account and other market factors.

•	EFFECT OF INTEREST RATE USED IN STRUCTURING THE SECURITIES — The internal funding rate we use in structuring notes such as these securities is typically lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”). If on the Trade Date our internal funding rate is lower than our secondary market credit spreads, we expect that the economic terms of the securities will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the securities. We will also use our internal funding rate to determine the price of the securities if we post a bid to repurchase your securities in secondary market transactions. See “—Secondary Market Prices” below.

•	CREDIT SUISSE IS SUBJECT TO SWISS REGULATION — As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks. For example, pursuant to Swiss banking laws, the Swiss Financial Market Supervisory Authority (FINMA) may open resolution proceedings if there are justified concerns that Credit Suisse is over-indebted, has serious liquidity problems or no longer fulfills capital adequacy requirements. FINMA has broad powers and discretion in the case of resolution proceedings, which include the power to convert debt instruments and other liabilities of Credit Suisse into equity and/or cancel such liabilities in whole or in part. If one or more of these measures were imposed, such measures may adversely affect the terms and market value of the securities and/or the ability of Credit Suisse to make payments thereunder and you may not receive any amounts owed to you under the securities.

•	A TRADING MARKET MAY NOT DEVELOP, AND THE LIQUIDITY OF THE MARKET FOR THE SECURITIES MAY VARY MATERIALLY OVER TIME — Although we intend to list the securities on the NYSE, no assurance can be given as to the approval of the securities for the listing or, if listed, the continued listing for the term of the securities, or the liquidity or trading market for the securities. Even if the securities are listed, there can be no assurance that a secondary market for the securities will develop. We are not required to maintain any listing of the securities on the NYSE or any other exchange. Credit Suisse (or its affiliates) may offer to purchase the securities upon terms and conditions acceptable to them, but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, unless you are able to sell your securities on the NYSE (if the securities are listed on the NYSE), the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the securities. If you have to sell your securities prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent for the offering of the securities and hedging our obligations under the securities. In performing these duties, the economic interests of us and our affiliates are potentially adverse to your interests as an investor in the securities. Further, hedging activities may adversely affect any payment on or the value of the securities. Any profit in connection with such hedging activities will be in addition to any other compensation that we and our affiliates receive for the sale of the securities, which creates an additional incentive to sell the securities to you.

•	UNPREDICTABLE ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES — The terms of the securities at issuance and the value of the securities prior to maturity may be influenced by factors that impact the value of fixed income securities and options in general such as:

o	the time to maturity of the securities;

o	the Early Redemption feature, which is likely to limit the value of the securities;

o	changes in U.S. interest and swap rates;

o	supply and demand for the securities;

o	interest and yield rates in the market generally;

o	investors’ expectations with respect to the rate of inflation;

o	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the interest and yield rates or markets generally; and

o	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your securities prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

Supplemental Use of Proceeds and Hedging

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the securities may be used in connection with hedging our obligations under the securities through one or more of our affiliates. For additional information, see “Supplemental Use of Proceeds and Hedging” in the accompanying product supplement.

Material United States Federal Income Tax Considerations

In the opinion of our tax counsel, Davis Polk & Wardwell LLP, the securities will be treated for U.S. federal income tax purposes as fixed rate debt instruments that are issued without original issue discount.

For purposes of the withholding regime commonly referred to as “FATCA,” we may treat payments on the securities as “withholdable payments.” See “Material United States Federal Income Tax Considerations—U.S. Holders—Securities Held Through Foreign Accounts” in the accompanying product supplement for further information regarding “FATCA.” Under such treatment, withholding (if applicable) will generally apply to payments of interest with respect to the securities and to the payment of gross proceeds of a disposition (including a retirement) of the securities. However, under an Internal Revenue Service notice, withholding under “FATCA” will apply to payments of gross proceeds (other than amounts treated as interest) only with respect to dispositions after December 31, 2018. You should consult your tax advisor regarding the potential application of “FATCA” to the securities.

Both U.S. and non-U.S. persons considering an investment in the securities should read the discussion under “Material United States Federal Income Tax Considerations” in the accompanying product supplement and “Taxation” in the accompanying prospectus for more information.

Supplemental Plan of Distribution

Under the terms of a distributor accession confirmation with Barclays Capital Inc., dated as of March 23, 2012, Barclays Capital Inc. will act as placement agent for the securities. The placement agent will receive a fee from Credit Suisse or one of our affiliates of up to $50.00 per $1,000 principal amount of the securities as set forth on the cover of this pricing supplement. For additional information, see “Underwriting (Conflicts of Interest)” in the accompanying product supplement.

The securities will be offered from time to time in one or more negotiated transactions at varying prices to be determined at the time of each sale, which may be at market prices prevailing, at prices related to such prevailing prices or at negotiated prices; provided, however, that such price is not expected to be less than $950.00 nor more than $1,000 per $1,000 principal amount of securities.

We intend to apply to the NYSE for the securities to be listed and admitted to trading on the NYSE after the Settlement Date. No assurance can be given as to the approval of the securities for the listing or, if listed, the continued listing for the term of the securities, or the liquidity or trading market for the securities.

We expect to deliver the securities against payment for the securities on the Settlement Date indicated herein, which may be a date that is greater than three Business Days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three Business Days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than three Business Days after the Trade Date, purchasers who wish to transact in the securities more than three Business Days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Credit Suisse